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                              January 26, 2021

       Daniel J. Starck
       Chief Executive Officer
       Apria, Inc.
       7353 Company Drive
       Indianapolis, Indiana 46237

                                                        Re: Apria, Inc.
                                                            Registration
Statement on Form S-1
                                                            Response Dated
January 25, 2021
                                                            File No. 333-252146

       Dear Mr. Starck:

             We have reviewed your response dated January 25, 2021, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 20, 2021, letter.

       Correspondence filed January 25, 2021

       Notes to Consolidated Financial Statements
       1. Summary of Significant Accounting Policies
       Stock-Based Compensation, page F-19

   1. You state on page F-19 that the fair value of your profit interest units and SARs are not subsequently remeasured
unless the conditions on which the award was granted are
                                                        modified. Please tell
us how your accounting policy for stock-based compensation is consistent with ASC
718, including the basis of classifying the awards as liabilities or equity. Tell us the
specific terms of settlement for each type of award.
 Daniel J. Starck
FirstName
Apria, Inc. LastNameDaniel J. Starck
Comapany
January  26,NameApria,
             2021      Inc.
January
Page 2 26, 2021 Page 2
FirstName LastName
2. You state that the third-party valuation firm utilized both the income approach and the guideline approach. Tell us how you determined the fair value with these two methods.
         For example, were the two methods combined, and if so, how was the valuation determined.
3. You state on page 138 of your January 15, 2021 amendment that in connection with the
         2020 Dividend the strike price of SARs was reduced and in accordance with ASC 718 the changes were accounted for as modifications. You also state that the fair value of each award immediately before and after the modifications were compared and no incremental stock compensation was recognized. As it appears based on your anticipated IPO price that the fair value of your stock has increased significantly since the last grant in May
         2020, please tell us why no incremental stock compensation is required to be recorded in the December 2020 modification.
Item 15. Recent Sales of Unregistered Securities, page II-2

4. Please tell us and disclose in the filing the number of shares of common stock you intend to issue to the pre-IPO owners of Apria Healthcare Group, the basis for the accounting treatment for the shares to be issued, and how you will determine the fair value of the shares. In addition, please disclose the number of RSUs that will be granted to your Chief
         Financial Officer upon completion of the IPO, which will vest immediately, and the amount of stock compensation that will be recorded. Tell us the fair value you intend to use for determining stock compensation.
5. Disclose in the filing the number of profit interest units and SARS the pre-IPO owners will receive in connection with the pre-IPO reorganization transactions. Tell us how you determined the number of profit interest units and SARS the pre-IPO owners will receive and how the exchange ratio of each relates to the anticipated IPO price. In this respect, please clarify what you mean by the Preliminary Price Range assumes that in connection with the pre-IPO reorganization transactions described the Registration
         Statement, pre-IPO owners of Apria Holdings LLC profit interest units will receive shares of Apria, Inc. and pre-IPO owners of the Apria Healthcare Group SARS will receive
         SARS in Apria Inc..
6. You state on page 14 of your January 15, 2021 filing that you used the net proceeds from the December 2020 Incremental Term Loans to fund a $200.3 million dividend payment to your stockholders and a $9.7 million distribution to SARs holders. Tell us how you determined the amount of the $9.7 million distribution to SARs holders declared and paid in December 2020 and how the fair value relates to your IPO price. In addition, disclose in the filing your anticipated accounting treatment for both the dividend and distribution to
         SARs holders and tell us the basis for the accounting treatment citing applicable accounting guidance.
7. Tell us what the fair value per share was for the equity value used for the grant dates in
         October 2019, December 2019, and May 2020.
 Daniel J. Starck
Apria, Inc.
January 26, 2021
Page 3

       You may contact Jeanne Bennett at (202) 551-3606 or Mary Mast at (202) 551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.



                                                          Sincerely,
FirstName LastNameDaniel J. Starck
                                                          Division of
Corporation Finance
Comapany NameApria, Inc.
                                                          Office of Life
Sciences
January 26, 2021 Page 3
cc:       Edgar Lewandowski, Esq.
FirstName LastName